Exhibit 99.1

Draganfly Announces Pricing of US$3.5 Million Underwritten Offering

Los Angeles, CA., Oct. 26, 2023 (GLOBE NEWSWIRE) — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions, and systems developer, today announced the pricing of an underwritten offering of 6,400,000 common shares (or pre-funded warrants to purchase common shares in lieu thereof) and accompanying warrants to purchase up to 6,400,000 common shares. Each common share (or pre-funded warrant to purchase one common share) was sold together with one warrant at a combined public offering price of US$0.55, for gross proceeds of approximately US$3.5 million (the “Offering”), before deducting underwriting discounts and offering expenses. The warrants will have an exercise price of approximately US$0.6123 per share, are exercisable immediately and will expire five years following the date of issuance.

Maxim Group LLC is acting as sole book-running manager for the Offering.

Draganfly currently intends to use the net proceeds from the Offering for general corporate purposes, including to fund its capabilities to meet demand for its new products including growth initiatives and/or for working capital requirements including the continuing development and marketing of the Company’s core product, potential acquisitions and research and development. The Offering is expected to close on or about October 30, 2023, subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to an effective shelf registration statement on Form F-10, as amended, (File No. 333-271498) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on July 5, 2023 and the Company’s Canadian short form base shelf prospectus dated June 30, 2023 (the “Base Shelf Prospectus”). Draganfly will offer and sell the securities in the United States only. No securities will be offered or sold to Canadian purchasers.

A prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering and describing the terms thereof will be filed with the applicable securities commissions in Canada and with the SEC in the United States and will be available for free by visiting the Company’s profiles on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca or the SEC’s website at www.sec.gov, as applicable. Copies of the prospectus supplement and accompanying Base Shelf Prospectus relating to the Offering may be obtained, when available, by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, statements regarding the timing of closing of the Offering and the anticipated use of proceeds from the Offering. Closing of the Offering is subject to numerous factors, many of which are beyond Draganfly’s control, including but not limited to, the failure of the parties to satisfy certain closing conditions, and other important factors disclosed previously and from time to time in Draganfly’s filings with the securities regulatory authorities in the Canadian provinces of British Columbia, Ontario and Saskatchewan and with the SEC. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read the offering documents, as well as Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.